UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): July 25, 2006

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

---

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On July 25, 2006, McDonald's Corporation (the "Company") issued an investor release reporting the Company's second quarter and six months 2006 results. The investor release is furnished as Exhibit 99.1 and incorporated herein by reference. Also filed herewith and incorporated herein by reference as Exhibit 99.2 is supplemental information for the quarter and six months ended June 30, 2006.

Item 8.01. Other Events.

McDonald's Board of Directors approved the disposition of the Company's remaining interest in Chipotle Mexican Grill through a tax-free exchange of Chipotle shares for McDonald's stock, subject to market conditions.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Investor Release of McDonald's Corporation issued July 25, 2006:
McDonald's Second Quarter Operating Results Fueled By Strong Sales and Margin Performance Worldwide

99.2   McDonald's Corporation: Supplemental Information, Quarter and Six Months Ended June 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: July 25, 2006

By: /s/ David M. Pojman

David M. Pojman
Corporate Senior Vice President—Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued July 25, 2006:
                    McDonald's Second Quarter Operating Results Fueled By Strong Sales and Margin Performance Worldwide

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information, Quarter and Six Months Ended June 30, 2006

Exhibit 99.1



Investor Release
FOR IMMEDIATE RELEASE
07/25/06

FOR MORE INFORMATION CONTACT:
Investors: Mary Kay Shaw, 630-623-7559
Media: Anna Rozenich, 630-623-7316

McDONALD'S SECOND QUARTER OPERATING RESULTS

FUELED BY STRONG SALES AND MARGIN PERFORMANCE WORLDWIDE

OAK BROOK, IL — McDonald's Corporation today announced strong operating results for the second quarter and six months ended June 30, 2006.

The Company reported the following highlights for the quarter:

- Revenues increased 9% driven by a global comparable sales increase of 5.5%

- Company-operated and franchised restaurant margins improved in all geographic segments for the second consecutive quarter

- Operating income rose 12%

- Earnings per share were $0.67, including $0.10 of income from the sale of Chipotle Mexican Grill shares and $0.02 of expense related to impairment and a one-time impact from a tax law change. Second quarter 2005 earnings per share were $0.42, including $0.09 of tax expense due to the Homeland Investment Act

- The Company repurchased about $800 million, or 23.5 million shares of its stock

Chief Executive Officer Jim Skinner commented, "Our focused and disciplined approach to executing McDonald's Plan to Win continues to yield outstanding results. During the second quarter, we generated strong sales and profitability increases across all segments of the business and achieved double-digit consolidated operating income growth."

In the U.S., customer-centric business initiatives drove revenue, margin and operating income growth. McDonald's U.S. performance continues to reflect the winning combination of compelling everyday value and innovative menu options.

In Europe, the three-tiered menu that offers premium, core and everyday low-price menu selections, as well as unique promotions that celebrate Europe's enthusiasm for events like the World Cup, strengthened McDonald's connection with consumers. Jim Skinner noted, "Europe's 6.3% comparable sales increase was the strongest quarterly result in more than 10 years. We are pleased with Europe's improving profitability and remain intent on building upon these strong results."

In Asia/Pacific, Middle East and Africa, the Company's ongoing commitment to everyday value balanced with premium products that appeal to local tastes contributed to the segment's strong performance for the quarter.

The Company remains focused on the core McDonald's restaurant business as the opportunities are significant. Accordingly, McDonald's Board of Directors approved the disposition of the Company's remaining interest in Chipotle Mexican Grill through a tax-free exchange of Chipotle shares for McDonald's stock. Subject to market conditions, McDonald's expects to file a registration statement relating to the exchange offer with the Securities and Exchange Commission in the coming weeks and anticipates that the transaction will be completed by the end of October.

McDonald's continues to demonstrate its ongoing commitment to driving shareholder value. In 2006 and 2007 combined, the Company expects to return at least $5 billion to $6 billion to shareholders through dividends and share repurchase. McDonald's stock acquired with the proceeds from the Chipotle share sale, as well as through the exchange offer, will be incremental to this amount. This quarter, the Company repurchased about $800 million of McDonald's stock, bringing year-to-date share repurchases to $1.8 billion.

The Company also continues to make progress on previously announced plans to convert 15 to 20 international markets to a developmental licensee structure. The conversion of three markets to development licenses - Honduras, Nicaragua and Bulgaria - has been completed in 2006.

Jim Skinner added, "Overall, the Company's strong quarterly performance reflects the ongoing benefits of enhancing the McDonald's experience, introducing innovative products and improving the relevance of the brand. Our results reaffirm my confidence in our ability to capitalize on the opportunities and growth potential of the McDonald's business."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

Quarters ended June 30,	2006	2005	% Inc	Currency Translation Benefit/ (Loss)	% Inc Excluding Currency Translation
Revenues	$5,572.3	$5,095.7	9	$ 40.5	9
Operating income	1,139.4	1,016.7	12	(1.3)	12
Net income	834.1	530.4	57	(2.1)	58
Earnings per share—diluted*	0.67	0.42	60	—	60

Six months ended June 30,	2006	2005	% Inc	Currency Translation (Loss)	% Inc Excluding Currency Translation
Revenues	$10,673.2	$9,898.5	8	$ (56.1)	8
Operating income	2,063.2	1,926.3	7	(32.6)	9
Net income	1,459.4	1,258.3	16	(17.1)	17
Earnings per share—diluted**	1.16	0.98	18	(0.01)	19

* The following items, in total, positively impacted the percentage increase in diluted earnings per share by 44 percentage points for the second quarter 2006 compared with 2005:

2006

– $0.10 of nonoperating income due to the secondary sale of Chipotle shares;

– $0.01 of operating expense related primarily to an impairment charge on the anticipated sale of a small market in Asia/Pacific, Middle East and Africa to a developmental licensee; and

– $0.01 of net incremental tax expense primarily related to the one-time impact from a tax law change in Canada.

2005

– $0.09 of incremental tax expense related to the Company's decision to repatriate foreign earnings under the Homeland Investment Act in 2005.

** The following first quarter items, in combination with the items discussed above, in total, positively impacted the percentage increase in diluted earnings per share by 2 percentage points for the six months ended June 30, 2006 compared with 2005:

2006

– $0.04 of nonoperating income due to the IPO of Chipotle Mexican Grill and the concurrent sale of Chipotle shares; and

– $0.05 of operating expenses primarily related to: a limited number of restaurant closings in the U.K. in conjunction with an overall restaurant portfolio review; costs to buy out certain litigating franchisees in Brazil; and an impairment charge on the sale of Bulgaria to a developmental licensee.

2005

– $0.13 tax benefit due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all McDonald's restaurants, including those operated by the Company, franchisees and affiliates, in operation at least thirteen months including those temporarily closed, excluding the impact of currency translation. Some of the reasons restaurants may be closed include road construction, reimaging or remodeling, and natural disasters. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

Information in constant currency is calculated by translating current year results at prior year average exchange rates.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast its investor conference call live over the Internet at 10:30 a.m. Central Time on July 25, 2006. A link to the live webcast will be available at www.investor.mcdonalds.com and an archived replay of this webcast will be available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and six months ended June 30, 2006.

The Company plans to release July 2006 sales information on August 8, 2006.

ADDITIONAL INFORMATION

In connection with the proposed disposition by McDonald's of its interest in Chipotle Mexican Grill, Inc. via a tax-free exchange offer, Chipotle will file with the Securities and Exchange Commission a registration statement that will include an exchange offer prospectus. The prospectus will contain important information about the disposition and related matters. Investors and security holders are urged to read the prospectus, and any other relevant documents filed with the SEC, when they become available and before making any investment decision. Neither McDonald's, Chipotle nor any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. You will be able to obtain a free copy of the prospectus (when available) and other related documents filed with the SEC by McDonald's and Chipotle at the SEC's web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from McDonald's at www.investor.mcdonalds.com or Chipotle at www.chipotle.com.

FORWARD-LOOKING STATEMENTS

Information in this communication contains forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the benefits of the exchange offer, including future financial and operating results, and each company's plans, objectives, expectations and intentions and other statements that are not historical facts. A list of the factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of McDonald's Corporation with the SEC, such as annual and quarterly reports and the prospectus (when available). McDonald's Corporation disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data			Inc / (Dec)	
Quarters ended June 30,	**2006**	**2005**	**$**	**%**
Revenues				
Sales by Company-operated restaurants	$4,199.9	$3,811.2	388.7	10
Revenues from franchised and affiliated restaurants	1,372.4	1,284.5	87.9	7
TOTAL REVENUES	5,572.3	5,095.7	476.6	9
Operating costs and expenses				
Company-operated restaurant expenses	3,536.7	3,262.6	274.1	8
Franchised restaurants–occupancy expenses	260.3	253.8	6.5	3
Selling, general & administrative expenses	595.5	537.6	57.9	11
Impairment and other charges	22.1	—	22.1	n/m
Other operating expense, net	18.3	25.0	(6.7)	(27)
Total operating costs and expenses	4,432.9	4,079.0	353.9	9
OPERATING INCOME	1,139.4	1,016.7	122.7	12
Interest expense	97.8	88.3	9.5	11
Nonoperating income, net	(23.0)	(6.9)	16.1	n/m
Gain on Chipotle IPO and secondary sales	(197.4)	—	197.4	n/m
Income before provision for income taxes	1,262.0	935.3	326.7	35
Provision for income taxes	427.9	404.9	23.0	6
NET INCOME	$ 834.1	$ 530.4	303.7	57
EARNINGS PER SHARE-DILUTED	$ 0.67	$ 0.42	0.25	60
Weighted average shares outstanding-diluted	1,248.0	1,269.7	(21.7)	(2)

n/m Not meaningful

#

5

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data   **Inc / (Dec)**

Six months ended June 30,	2006	2005	$	%
Revenues				
Sales by Company-operated restaurants	$8,055.8	$7,410.7	645.1	9
Revenues from franchised and affiliated restaurants	2,617.4	2,487.8	129.6	5
TOTAL REVENUES	10,673.2	9,898.5	774.7	8
Operating costs and expenses				
Company-operated restaurant expenses	6,839.5	6,371.7	467.8	7
Franchised restaurants–occupancy expenses	512.4	510.8	1.6	—
Selling, general & administrative expenses	1,145.8	1,057.7	88.1	8
Impairment and other charges (credits), net	108.2	(18.7)	126.9	n/m
Other operating expense, net	4.1	50.7	(46.6)	(92)
Total operating costs and expenses	8,610.0	7,972.2	637.8	8
OPERATING INCOME	2,063.2	1,926.3	136.9	7
Interest expense	200.1	178.1	22.0	12
Nonoperating income, net	(56.1)	(17.3)	38.8	n/m
Gain on Chipotle IPO and secondary sales	(248.6)	—	248.6	n/m
Income before provision for income taxes	2,167.8	1,765.5	402.3	23
Provision for income taxes	708.4	507.2	201.2	40
NET INCOME	$1,459.4	$1,258.3	201.1	16
EARNINGS PER SHARE-DILUTED	$ 1.16	$ 0.98	0.18	18
Weighted average shares outstanding-diluted	1,259.4	1,279.5	(20.1)	(2)

n/m Not meaningful

# # #

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter and Six Months Ended June 30, 2006

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to McDonald's Corporation's results for the second quarter and six months ended June 30, 2006. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation on Reported Results

Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because it believes they better represent the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION ON REPORTED RESULTS
Dollars in millions, except per share data

Quarters ended June 30,	Reported Amount		Currency Translation Benefit / (Loss)
	2006	2005	2006
Revenues	$5,572.3	$5,095.7	$ 40.5
Combined operating margins*	1,727.6	1,542.6	4.0
Selling, general & administrative expenses	595.5	537.6	(3.1)
Operating income	1,139.4	1,016.7	(1.3)
Net income	834.1	530.4	(2.1)
Earnings per share – diluted	0.67	0.42	—

Six months ended June 30,	Reported Amount		Currency Translation Benefit / (Loss)
	2006	2005	2006
Revenues	$10,673.2	$9,898.5	$ (56.1)
Combined operating margins*	3,232.6	2,949.5	(33.8)
Selling, general & administrative expenses	1,145.8	1,057.7	5.5
Operating income	2,063.2	1,926.3	(32.6)
Net income	1,459.4	1,258.3	(17.1)
Earnings per share – diluted	1.16	0.98	(0.01)

* Reflects both franchised and Company-operated margin dollars and excludes non-McDonald's brands

Foreign currency translation had a minimal impact on consolidated revenues, operating income, net income and earnings per share for the quarter, but had a negative impact for the six months, primarily due to the weakening of the Euro.

Net Income and Diluted Earnings per Share

For the quarter, net income was $834.1 million and diluted earnings per share were $0.67. The 2006 results included the following: $127.8 million after tax ($0.10 per share) of nonoperating income due to the secondary sale of Chipotle shares; $17.3 million after tax ($0.01 per share) of operating expenses primarily related to an impairment charge on the anticipated sale of a small market in Asia/Pacific, Middle East and Africa to a developmental licensee; and $13.5 million ($0.01 per share) of net incremental tax expense primarily related to the one-time impact from a tax law change in Canada. Second quarter 2005 net income was $530.4 million and diluted earnings per share were $0.42. The 2005 results included $112.0 million ($0.09 per share) of incremental tax expense resulting from the decision to repatriate approximately $3 billion in foreign earnings under the Homeland Investment Act (HIA).

For the first six months of 2006, net income was $1,459.4 million and diluted earnings per share were $1.16. In addition to the second quarter items indicated above, results included operating expenses of $59.1 million after tax ($0.05 per share) primarily related to: a limited number of restaurant closings in the U.K. in conjunction with an overall restaurant portfolio review; costs to buy out certain litigating franchisees in Brazil, and an impairment charge on the sale of Bulgaria to a developmental licensee as well as a nonoperating gain of $45.6 million after tax ($0.04 per share) due to the IPO of Chipotle Mexican Grill and the concurrent sale of Chipotle shares. For the first six months of 2005, net income was $1,258.3 million and diluted earnings per share were $0.98. The 2005 results included a tax benefit of $178.8 million ($0.13 per share) due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns, in addition to the HIA tax expense recorded in the second quarter of 2005.

During the quarter, the Company repurchased 23.5 million shares for $804 million, bringing the total repurchases for the six months to 53.0 million shares or $1.8 billion.

Diluted weighted average shares outstanding for the second quarter and six months 2006 decreased primarily due to treasury stock purchases exceeding stock option exercises in 2005 and 2006.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees and affiliates. These fees primarily include rent, service fees and/or royalties that are based on a percent of sales, with specified minimum rent payments.

REVENUES
Dollars in millions

Quarters ended June 30,	2006	2005	% Inc	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$1,124.0	$1,047.4	7	7
Europe	1,479.9	1,368.6	8	8
APMEA*	648.9	593.5	9	8
Latin America	356.0	283.1	26	20
Canada	226.5	190.3	19	7
Other**	364.6	328.3	11	11
Total	$4,199.9	$3,811.2	10	9
Franchised and affiliated revenues				
U.S.	$ 773.2	$ 727.1	6	6
Europe	428.7	399.8	7	8
APMEA*	91.3	88.5	3	7
Latin America	25.5	21.1	21	17
Canada	50.4	45.9	10	(1)
Other**	3.3	2.1	57	57
Total	$1,372.4	$1,284.5	7	7
Total revenues				
U.S.	$1,897.2	$1,774.5	7	7
Europe	1,908.6	1,768.4	8	8
APMEA*	740.2	682.0	9	8
Latin America	381.5	304.2	25	20
Canada	276.9	236.2	17	6
Other**	367.9	330.4	11	11
Total	$5,572.3	$5,095.7	9	9

REVENUES
Dollars in millions

Six months ended June 30,	2006	2005	% Inc	% Inc Excluding Currency Translation
Company-operated sales				
U.S.	$ 2,149.0	$1,976.9	9	9
Europe	2,765.6	2,690.4	3	7
APMEA*	1,285.8	1,210.1	6	6
Latin America	711.1	546.2	30	22
Canada	424.2	356.6	19	10
Other**	720.1	630.5	14	14
Total	$ 8,055.8	$7,410.7	9	9
Franchised and affiliated revenues				
U.S.	$ 1,486.1	$1,384.1	7	7
Europe	798.4	795.4	—	5
APMEA*	181.8	177.0	3	8
Latin America	50.6	42.1	20	15
Canada	94.1	85.6	10	1
Other**	6.4	3.6	78	78
Total	$ 2,617.4	$2,487.8	5	7
Total revenues				
U.S.	$ 3,635.1	$3,361.0	8	8
Europe	3,564.0	3,485.8	2	6
APMEA*	1,467.6	1,387.1	6	6
Latin America	761.7	588.3	29	22
Canada	518.3	442.2	17	8
Other**	726.5	634.1	15	15
Total	$10,673.2	$9,898.5	8	8

*   APMEA represents Asia/Pacific, Middle East and Africa

**   Other represents non-McDonald's brands

- **Consolidated:** Revenues increased 9% for the quarter and 8% for the six months, primarily due to positive global comparable sales.

- **U.S.:** The increase in revenues for the quarter and six months was primarily driven by our popular breakfast menu featuring Premium Roast Coffee, new products like our Premium Chicken Sandwich line and Asian Salad, and continued focus on everyday value. In addition, Company-operated sales for both periods of 2006 benefited from restaurant ownership changes that took place since the second quarter 2005.

- **Europe:** The constant currency increase in revenues for the quarter and six months was primarily due to strong comparable sales in France, Germany and Russia (which is entirely Company-operated). The quarter also benefited from positive comparable sales in the U.K., partly offset by the market's Company-operated restaurant closings in the first quarter 2006 and restaurant ownership changes.

- **APMEA:** The increase in revenues for the quarter and six months was primarily due to strong comparable sales in Australia, as well as expansion and positive comparable sales in China. In addition, results reflected the consolidation of Malaysia, for financial reporting purposes, due to an increase in the Company's ownership during the first quarter 2006. These increases were partly offset by the 2005 conversion of the Philippines and Turkey (about 325 restaurants) to developmental licensee structures under which the Company receives a royalty based on a percent of sales.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends for McDonald's restaurants. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all McDonald's restaurants, including those operated by the Company, franchisees and affiliates, in operation at least thirteen months, including those temporarily closed.

COMPARABLE SALES – McDONALD'S RESTAURANTS*

| | % Increase / (Decrease) | | | |
| | Quarters Ended June 30, | | Six Months Ended June 30, | |
	2006	2005	2006	2005
U.S.	4.2	4.8	5.4	5.0
Europe	6.3	(0.3)	4.1	1.3
APMEA	7.2	1.2	5.6	3.4
Latin America	13.1	11.4	14.2	13.0
Canada	3.3	(0.1)	5.7	(1.3)
McDonald's Restaurants	5.5	2.8	5.4	3.7

* Excludes non-McDonald's brands

The following tables present Systemwide sales growth rates along with franchised and affiliated sales for the quarter. Systemwide sales include sales at all restaurants, whether operated by the Company, by franchisees or by affiliates. While sales by franchisees and affiliates are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised and affiliated revenues and are indicative of the financial health of our franchisee base.

SYSTEMWIDE SALES

| | Quarter Ended June 30, 2006 | | Six Months Ended June 30, 2006 | |
	% Inc	% Inc Excluding Currency Translation	% Inc	% Inc Excluding Currency Translation
U.S.	5	5	6	6
Europe	7	7	1	5
APMEA	6	9	3	8
Latin America	20	15	22	15
Canada	15	4	15	6
Other	12	12	14	14
Total sales	7	7	5	7

FRANCHISED AND AFFILIATED SALES
Dollars in millions

Quarters ended June 30,	2006	2005	% Inc	% Inc Excluding Currency Translation
U.S.	$ 5,756.8	$5,509.3	4	4
Europe	2,453.2	2,307.1	6	7
APMEA*	1,529.4	1,458.5	5	10
Latin America	169.9	156.1	9	5
Canada	383.4	340.1	13	2
Other	4.1	2.0	n/m	n/m
Total franchised and affiliated sales**	$10,296.8	$9,773.1	5	6

n/m Not meaningful

*   Included $717.6 million and $700.0 million in 2006 and 2005, respectively, of unconsolidated affiliated sales, primarily in Japan.

**   Included $1,296.7 million and $1,256.9 million in 2006 and 2005, respectively, of unconsolidated affiliated sales, primarily in Japan and the U.S.

Six months ended June 30,	2006	2005	% Inc	% Inc Excluding Currency Translation
U.S.	$11,065.4	$10,475.4	6	6
Europe	4,593.1	4,589.4	—	4
APMEA*	3,058.9	3,003.8	2	8
Latin America	342.9	314.7	9	3
Canada	710.5	627.5	13	4
Other	7.8	6.5	20	20
Total franchised and affiliated sales**	$19,778.6	$19,017.3	4	6

*   Included $1,455.8 million and $1,479.0 million in 2006 and 2005, respectively, of unconsolidated affiliated sales, primarily in Japan.

**   Included $2,575.6 million and $2,552.0 million in 2006 and 2005, respectively, of unconsolidated affiliated sales, primarily in Japan and the U.S.

Operating Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS – McDONALD'S RESTAURANTS
Dollars in millions

Quarters ended June 30,	Percent		Amount			% Inc / (Dec) Excluding Currency Translation
	2006	2005	2006	2005	% Inc	
Franchised						
U.S.	82.8	81.9	$ 640.0	$ 595.2	8	8
Europe	77.5	76.7	332.5	306.7	8	9
APMEA	86.9	86.3	79.4	76.4	4	8
Latin America	72.3	70.0	18.4	14.8	24	22
Canada	77.8	77.6	39.2	35.6	10	(1)
Total	81.0	80.2	$1,109.5	$1,028.7	8	8
Company-operated						
U.S.	19.8	19.2	$ 222.3	$ 201.2	10	10
Europe	16.0	14.3	237.3	196.4	21	21
APMEA	12.0	10.3	77.5	61.1	27	27
Latin America	12.0	9.9	42.7	28.1	52	48
Canada	16.9	14.3	38.3	27.1	41	27
Total	16.1	14.8	$ 618.1	$ 513.9	20	19

Six months ended June 30,	Percent		Amount			% Inc Excluding Currency Translation
	2006	2005	2006	2005	% Inc	
Franchised						
U.S.	82.2	81.1	$1,221.0	$1,122.2	9	9
Europe	76.6	76.1	612.0	605.5	1	5
APMEA	87.0	86.0	158.2	152.2	4	9
Latin America	71.4	67.4	36.1	28.4	27	23
Canada	77.0	76.3	72.5	65.3	11	2
Total	80.4	79.4	$2,099.8	$1,973.6	6	8
Company-operated						
U.S.	19.1	18.6	$ 409.4	$ 367.6	11	11
Europe	14.9	13.9	412.2	375.3	10	13
APMEA	12.1	10.6	156.2	128.0	22	23
Latin America	12.6	10.9	89.5	59.6	50	45
Canada	15.4	12.7	65.5	45.4	44	33
Total	15.4	14.4	$1,132.8	$ 975.9	16	17

• **Franchised:** Franchised margin dollars increased $80.8 million or 8% as reported and in constant currencies for the quarter and $126.2 million or 6% (8% in constant currencies) for the six months. The U.S. and Europe segments accounted for more than 85% of the franchised margin dollars in both periods.

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- **U.S.:** Increases in the U.S. franchised margin percent for the quarter and six months were primarily driven by strong comparable sales.

- **Europe:** Europe's franchised margin percent for the quarter and six months improved due to positive comparable sales, partly offset by higher rent expense in several markets.

- **Company-operated:** Company-operated margin dollars increased $104.2 million or 20% (19% in constant currencies) for the quarter and $156.9 million or 16% (17% in constant currencies) for the six months. The U.S. and Europe segments accounted for more than 70% of the Company-operated margin dollars in both periods.

    - **U.S.:** The Company-operated margin percent increased for the quarter and six months due to positive comparable sales, partly offset by higher labor, primarily due to a higher average hourly rate, utilities and promotional costs. Commodity costs are expected to be relatively flat for the year.

    - **Europe:** The Company-operated margin percent increased for the quarter and six months primarily due to strong comparable sales, partly offset by higher labor costs throughout Europe. For the quarter, the U.K. contributed to the increase in the margin percent due to positive comparable sales, restaurant closings in the first quarter and ownership changes. Commodity costs are expected to be relatively flat for the year.

    - **APMEA:** The Company-operated margin percent for the quarter and six months reflected strong results in Australia as well as improved results in China and Hong Kong.

The following table presents margin components as a percent of sales.

COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES – McDONALD'S RESTAURANTS

	Quarters Ended June 30,		Six Months Ended June 30,	
	2006	2005	2006	2005
Food & paper	33.1	34.0	33.3	34.1
Payroll & employee benefits	26.1	26.4	26.3	26.5
Occupancy & other operating expenses	24.7	24.8	25.0	25.0
Total expenses	83.9	85.2	84.6	85.6
Company-operated margins	16.1	14.8	15.4	14.4

Selling, General & Administrative Expenses

- Selling, general & administrative expenses increased 11% for the quarter (10% in constant currencies) and 8% for the six months (9% in constant currencies). These increases were primarily due to higher employee-related costs, including incentive-based compensation expense, and the timing of certain 2006 expenses, which include costs related to our biennial worldwide operator convention and our sponsorship of the Olympics. Selling, general & administrative expenses as a percent of revenues were 10.7% for both the six months of 2006 and 2005 and as a percent of Systemwide sales were 4.1% for 2006 compared with 4.0% for 2005. We expect spending to slow in the second half of the year, and for the full year, to decline as a percent of revenues and to be relatively flat to down slightly as a percent of Systemwide sales.

Impairment and Other Charges (Credits), Net

- In the second quarter, the Company recorded $22.1 million of expense primarily related to an impairment charge on the anticipated sale of a small market in APMEA to a developmental licensee ($14.7 million) and asset write-offs and other charges primarily in APMEA ($7.4 million). For the six months of 2006, the expense totaled $108.2 million. In addition to the second quarter items, this total included the following items recorded in the first quarter: the closing of 25 restaurants in the U.K. in conjunction with an overall restaurant portfolio review ($41.8 million); costs to buy out certain litigating franchisees in Brazil ($29.0 million); an impairment charge on the sale of Bulgaria to a developmental licensee ($7.8 million); and asset write-offs in APMEA ($7.5 million).

- The six months of 2005 included $18.7 million of income from a favorable adjustment to certain liabilities established in prior years due to lower than originally anticipated employee-related and lease termination costs.

Other Operating Expense

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended June 30,		Six Months Ended June 30,	
	2006	2005	2006	2005
Gains on sales of restaurant businesses	$ (6.7)	$(11.6)	$ (14.9)	$ (22.0)
Equity in earnings of unconsolidated affiliates	(14.9)	(8.7)	(28.3)	(25.1)
Other expense	39.9	45.3	47.3	97.8
Total	$ 18.3	$ 25.0	$ 4.1	$ 50.7

• Other expense for the six months of 2005 reflected a $24.1 million charge related to a supply chain arrangement in Europe.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters ended June 30,	2006	2005	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
U.S.	$ 690.7	$ 638.7	8	8
Europe	418.3	363.1	15	15
APMEA	65.1	61.4	6	13
Latin America	11.9	2.4	n/m	n/m
Canada	50.9	42.7	19	8
Other	15.6	6.0	n/m	n/m
Corporate	(113.1)	(97.6)	(16)	(16)
Total operating income	$1,139.4	$1,016.7	12	12

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OPERATING INCOME
Dollars in millions

Six months ended June 30,	2006	2005	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
U.S.	$1,319.6	$1,178.1	12	12
Europe	679.4	671.3	1	5
APMEA	160.8	154.2	4	11
Latin America	3.4	11.1	(69)	(12)
Canada	89.6	72.1	24	14
Other	24.3	8.4	n/m	n/m
Corporate	(213.9)	(168.9)	(27)	(27)
Total operating income	$2,063.2	$1,926.3	7	9

n/m Not meaningful

- *U.S.:* Results increased for the quarter and six months primarily due to higher combined operating margin dollars, partly offset by higher employee-related costs, including incentive-based compensation expense.

- *Europe:* Operating results for the quarter reflected strong performance in France, Germany and many other markets, as well as improved results in the U.K. Results for the six months increased due to strong performance in France and many other markets, as well as improved results in Germany, partly offset by costs related to the Olympics. For the six months 2006, results included impairment and other charges totaling $49.6 million and results for the six months 2005 included a supply chain charge of $24.1 million. These two items combined, negatively impacted the constant currency operating income growth rate for the six months by 4 percentage points.

- *APMEA:* Results for both periods were positively impacted by strong performance in Australia and improved results in China. Results for the quarter and six months 2006 included impairment and other charges totaling $23.3 million and $30.8 million, respectively.

- *Latin America:* Results for the six months 2006 reflected continued strong sales performance across most markets, more than offset by $27.5 million of impairment and other charges, primarily due to the buy out of certain litigating franchisees in Brazil.

- *Corporate:* Results for the quarter and six months 2006 reflected higher incentive-based compensation and costs related to our biennial worldwide operator convention. Results for the six months 2005 included an $18.7 million favorable adjustment to certain liabilities established in prior years.

Interest Expense

- For the quarter and six months, interest expense increased due to higher average debt levels as a result of activity related to HIA. In fourth quarter 2005, the Company repatriated approximately $3 billion of foreign historical earnings under HIA. The repatriation was funded through local borrowings in certain markets.

Nonoperating Income, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended June 30,		Six Months Ended June 30,	
	2006	2005	2006	2005
Interest income	$(33.7)	$(13.3)	$(72.0)	$(27.6)
Translation (gain) / loss	2.5	5.9	(3.4)	9.2
Other expense	8.2	0.5	19.3	1.1
Total	(23.0)	(6.9)	(56.1)	(17.3)

- Interest income increased for both periods primarily due to higher cash levels mainly due to HIA-related activity.

Gain on Chipotle IPO and Secondary Sales

- In first quarter 2006, Chipotle Mexican Grill completed an IPO of 6.1 million shares resulting in net proceeds of $120.8 million to Chipotle and a gain to McDonald's of $32.0 million to reflect an increase in the carrying value of the Company's investment as a result of Chipotle selling shares in the public offering. Concurrently with the IPO, McDonald's sold 3.0 million Chipotle shares, resulting in net proceeds to the Company of $61.4 million and an additional gain of $19.2 million. In second quarter 2006, McDonald's sold an additional 4.5 million Chipotle shares, resulting in net proceeds to the Company of $267.4 million and a gain of $197.4 million, while still retaining majority ownership. In addition, the Company expects to completely separate from Chipotle by the end of October through a tax-free exchange of Chipotle shares for McDonald's stock, subject to market conditions.

Income Taxes

- The effective income tax rate was 33.9% for second quarter 2006 compared with 43.3% in second quarter 2005. The 2006 tax rate included net incremental tax expense of $13.5 million (representing approximately 1 percentage point of the tax rate) primarily relating to the one-time impact from a tax law change in Canada. The higher tax rate in 2005 included an additional expense of approximately $112.0 million (representing about 12 percentage points of the second quarter tax rate) related to the Company's decision to take advantage of the one-time opportunity provided under HIA.

- The effective income tax rate was 32.7% for six months 2006 compared with 28.7% in 2005. The impact of the second quarter 2006 net incremental tax expense was offset by a portion of the 2006 Chipotle IPO gain in the first quarter that was not tax affected. The income tax rate in 2005 included a benefit of $178.8 million due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns, partly offset by the additional expense of $112.0 million discussed above (the net of both items benefited the 2005 six month rate by about 4 percentage points).

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Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in analyzing the Company's results.

- McDonald's expects net restaurant additions to add about one percentage point to sales growth in 2006 (in constant currencies). Most of this anticipated growth will result from restaurants opened in 2005. In 2006, McDonald's expects to open about 700 traditional McDonald's restaurants and 100 satellite restaurants and close about 225 traditional restaurants and 125 satellite restaurants.

- The Company does not provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in U.S. comparable sales would increase annual earnings per share by about 2 cents. Similarly, an increase of 1 percentage point in Europe's comparable sales would increase annual earnings per share by about 1.5 cents.

- The Company expects full-year 2006 selling, general & administrative expenses to decline as a percent of revenues and to be relatively flat to down slightly as a percent of Systemwide sales, compared with 2005.

- A significant part of the Company's operating income is from outside the U.S., and about 80% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro and the British Pound. If the Euro and the British Pound both move 10% in the same direction compared with 2005, the Company's annual earnings per share would change about 6 cents to 7 cents. Based on current rates, foreign currency translation is expected to have a minimal impact on earnings for the full year 2006.

- The Company plans to return to pre-HIA debt and cash levels as we pay down debt over the next couple of years. The late 2005 borrowings, used to fund dividend payments to repatriate earnings back to the U.S. parent-company, resulted in a temporary increase in both cash and debt on our Consolidated balance sheet. However, our net debt position (gross debt outstanding less cash available for investment) has improved significantly, excluding this one-time opportunity. For 2006, the Company expects its net debt principal repayments to be at least $1.4 billion. The Company expects interest expense in 2006 to increase approximately 11% to 13% compared with 2005, based on current interest and foreign currency exchange rates. This increase will be offset by the related higher interest income from cash available for investing.

- McDonald's expects the effective income tax rate for the full year 2006 to be approximately 31% to 33%, without taking into account the impact of the Chipotle exchange offer. Some volatility in the tax rate may be experienced between quarters in the normal course of business.

- The Company expects capital expenditures for 2006 to be approximately $1.8 billion.

- In 2006 and 2007 combined, the Company expects to return at least $5 billion to $6 billion to shareholders through a combination of dividends and share repurchases. McDonald's stock acquired with the proceeds from the Chipotle share sale, as well as through the exchange offer, will be incremental to this amount.

- As previously announced, over the next three years, the Company will continue to pursue selling certain existing markets to developmental licensees. Under a developmental license, a local entrepreneur owns the business, including the real estate interest, and uses its capital and local knowledge to build the Brand and optimize sales and profitability over the long term. Under this arrangement, McDonald's collects a royalty, which varies by market, based on a percentage of sales, but does not invest capital. We are in the process of identifying potential licensees in some markets and may complete a limited number of transactions this year. We may not recover our entire net investment in each of these markets and may therefore record impairment charges in future periods as we adjust our ownership mix. The timing and amount of any charges will depend on the circumstances of each transaction.

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Restaurant Information
SYSTEMWIDE RESTAURANTS

At June 30,	2006	2005	Inc /(Dec)
U.S*	13,714	13,691	23
Europe			
Germany*	1,274	1,260	14
United Kingdom	1,228	1,251	(23)
France	1,065	1,042	23
Spain	362	345	17
Italy	338	329	9
Other	2,088	2,069	19
Total Europe	6,355	6,296	59
APMEA			
Japan*	3,813	3,765	48
China	757	681	76
Australia	737	729	8
Taiwan	347	346	1
South Korea	275	326	(51)
Other	1,806	1,752	54
Total APMEA	7,735	7,599	136
Latin America			
Brazil	544	548	(4)
Mexico	337	309	28
Other	751	752	(1)
Total Latin America	1,632	1,609	23
Canada*	1,389	1,376	13
Other	1,143	1,076	67
Systemwide restaurants	31,968	31,647	321
Countries	118	119	(1)

* At June 30, 2006 reflected the following satellites: U.S. 1,248; Germany 125; Japan 1,670; Canada 408. At June 30, 2005: U.S. 1,342; Germany 111; Japan 1,770; Canada 391.

SYSTEMWIDE RESTAURANTS BY TYPE

At June 30,	2006	2005	Inc /(Dec)
U.S.			
Operated by franchisees	10,956	10,943	13
Operated by the Company	2,099	2,047	52
Operated by affiliates	659	701	(42)
	13,714	13,691	23
Europe			
Operated by franchisees	3,677	3,642	35
Operated by the Company	2,315	2,364	(49)
Operated by affiliates	363	290	73
	6,355	6,296	59
APMEA			
Operated by franchisees	2,484	2,410	74
Operated by the Company	2,240	2,136	104
Operated by affiliates	3,011	3,053	(42)
	7,735	7,599	136
Latin America			
Operated by franchisees	493	477	16
Operated by the Company	1,111	1,110	1
Operated by affiliates	28	22	6
	1,632	1,609	23
Canada			
Operated by franchisees	810	809	1
Operated by the Company	499	474	25
Operated by affiliates	80	93	(13)
	1,389	1,376	13
Other			
Operated by franchisees	10	10	—
Operated by the Company	1,133	1,066	67
	1,143	1,076	67
Systemwide			
Operated by franchisees	18,430	18,291	139
Operated by the Company	9,397	9,197	200
Operated by affiliates	4,141	4,159	(18)
	31,968	31,647	321

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

This report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. By far the most important of these is our ability to remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our operating environment. The informal eating out segment of the restaurant industry, although largely mature in our major markets, is also highly fragmented and competitive. We have the added challenge of the cultural, economic and regulatory differences that exist among the more than 100 countries where we operate. We also face risk in adapting our business model in particular markets. The decision to own restaurants or to operate under conventional franchise, license or joint venture agreements is driven by many factors whose interrelationship is complex and changing. Our plan to reduce our ownership of restaurants may be difficult to achieve for many reasons, and the change in ownership mix may not affect our results as we now expect. Regulatory and similar initiatives around the world have also become more wide-ranging and prescriptive and affect how we operate, as well as our results. In particular, increasing consumer focus on food "from field to front counter" presents challenges for our Brand and may adversely affect our sales and costs of doing business.

These risks can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales depends largely on how well we execute the Plan to Win.

We developed the Plan to Win to address the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond to trends or other factors that affect the informal eating out market and our competitive position in the various markets we serve, such as spending patterns, demographic changes, consumer food preferences, publicity about our products or operations that can drive consumer perceptions, as well as our success in planning and executing initiatives to address these trends and factors or other competitive pressures;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires the trust and confidence of our customers;

- Our ability to respond effectively to adverse consumer perceptions about the quick-service segment of the informal eating out market, our products or the reliability of our supply chain and the safety of the commodities we use, particularly beef and chicken;

- The success of our plans for 2006 and beyond to improve existing products and to roll-out new products and product line extensions, as well as the impact of our competitors' actions, including in response to our product improvements and introductions, and our ability to continue robust product development and manage the complexity of our restaurant operations;

- Our ability to achieve an overall product mix that differentiates the McDonald's experience and balances consumer value with margin expansion, including in markets where cost or pricing pressures may be significant;

- The impact of pricing, marketing and promotional plans on product sales and margins and on our ability to target these efforts effectively to maintain or expand market share;

- The impact of events such as public boycotts, labor strikes and commodity or other supply chain price increases that can adversely affect us directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- Our ability to drive improvements in our restaurants, recruit qualified restaurant personnel and motivate employees to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet their expectations for quality food served in clean and friendly environments;

14

- Whether our restaurant remodeling and rebuilding efforts will foster sustained increases in comparable sales for the affected restaurants and yield our desired return on our capital investment; and

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way.

Our results and financial condition are affected by our ownership mix and whether we can achieve a mix that optimizes margins and returns, while meeting our business needs and customer expectations.

Our plans call for a reduction in Company-operated restaurants in the U.K. by re-franchising them to third parties, as well as the pursuit of a developmental license model in 15 to 20 additional markets and organizational changes to improve the performance of Company-operated restaurants in other markets, notably Canada. Whether and when we can achieve these plans, as well as their success, is uncertain and depends mainly on the following:

- Our ability to identify prospective franchisees and licensees with the experience and financial resources to be effective operators of McDonald's restaurants;

- Whether there are regulatory or other constraints that restrict or prevent our ability to implement our plans or increase our costs;

- How quickly we re-franchise or enter into developmental licenses, which we expect will vary by market and could also vary significantly from period to period;

- Whether the three-year period during which we plan to make these changes will be sufficient to achieve them; and

- Changes in the operating or legal environment and other circumstances that cause us to delay or revise our plans to alter our ownership mix.

Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.

Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may prompt promotional or other actions that adversely affect our margins, constrain our operating flexibility or result in charges, restaurant closings or sales of Company-operated restaurants. Whether we can manage this risk effectively depends mainly on the following:

- Our ability to manage fluctuations in commodity prices, interest and foreign exchange rates and the effects of local governmental initiatives to manage national economic conditions such as consumer spending and inflation rates;

- The impact on our margins of labor costs given our labor-intensive business model and the long-term trend toward higher wages in both mature and developing markets;

- The effects of local governmental initiatives to manage national economic conditions such as consumer spending or wage and inflation rates;

- Our ability to develop effective initiatives in underperforming markets, such as the U.K., which is experiencing a highly competitive informal eating out market and low consumer confidence levels, Japan, which is experiencing slow economic growth and a challenging informal eating out market and South Korea, which is experiencing improving, yet still low consumer confidence levels;

- The nature and timing of management decisions about underperforming markets or assets, including decisions that can result in material impairment charges that reduce our earnings; and

- The success of our strategy in China, where we are planning significant growth, including our ability to identify and secure appropriate real estate sites and to manage the costs and profitability of our growth in light of competitive pressures and other operating conditions that may limit pricing flexibility.

15

Increasing regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has significantly increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face are the following:

- The difficulty of achieving compliance with often conflicting regulations in multiple state or national markets and the potential impact of new or changing regulation that affects or restricts elements of our business, such as possible changes in regulations relating to advertising to children or nutritional labeling;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products or the appropriateness or accuracy of our advertising or other communications;

- The impact of nutritional, health and other scientific inquiries and conclusions, which are constantly evolving and often contradictory in their implications, but nonetheless drive consumer perceptions, litigation and regulation in ways that are material to our business;

- The risks and costs of McDonald's nutritional labeling and other disclosure practices, particularly given differences in practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and reliance on the accuracy and appropriateness of information obtained from third party suppliers;

- The impact of litigation trends, particularly in our major markets, including class actions involving consumers and shareholders, labor and employment matters or landlord liability and the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings and the possibility of settlements or judgments;

- Disruptions in our operations or price volatility in a market that can result from government actions, including price controls, limitations on the import or export of commodities we use or government-mandated closure of our or our vendors' operations;

- The risks of operating in markets, such as Brazil and China, in which there are significant uncertainties, including with respect to the application of legal requirements and the enforceability of laws and contractual obligations;

- The risks associated with information security and the use of cashless payments, such as increased investment in technology, the costs of compliance with privacy, consumer protection and other laws, costs resulting from consumer fraud and the impact on our margins as the use of cashless payments increases; and

- The impact of changes in accounting principles or practices (or related legal or regulatory interpretations or our critical accounting estimates), including changes in tax accounting or tax laws (or interpretations thereof), which will depend on their timing, nature and scope.

Our results can be adversely affected by disruptions or events, such as the impact of severe weather conditions and natural disasters.

Severe weather conditions (such as hurricanes), terrorist activities, health epidemics or pandemics or the prospect of these events (such as the potential spread of avian flu) can have an adverse impact on consumer spending and confidence levels and in turn the McDonald's System and our results and prospects in the affected markets. Our receipt of proceeds under any insurance we maintain for these purposes may be delayed or the proceeds may be insufficient to offset our losses fully.

Additional Information

In connection with the proposed disposition by McDonald's of its interest in Chipotle Mexican Grill, Inc. via a tax-free exchange offer, Chipotle will file with the Securities and Exchange Commission a registration statement that will include an exchange offer prospectus. The prospectus will contain important information about the disposition and related matters. Investors and security holders are urged to read the prospectus, and any other relevant documents filed with the SEC, when they become available and before making any investment decision. Neither McDonald's, Chipotle nor any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. You will be able to obtain a free copy of the prospectus (when available) and other related documents filed with the SEC by McDonald's and Chipotle at the SEC's web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from McDonald's at www.investor.mcdonalds.com or Chipotle at www.chipotle.com.